Mail Stop 3628

                                                           February 27, 2019

Via E-mail
David J. Hoberman
President
American Express Receivables Financing Corporation VIII LLC
200 Vesey Street
30th Floor, Room 505A
New York, New York 10285

       Re:    American Express Issuance Trust II
              American Express Receivables Financing Corporation VIII LLC Registration Statement on Form SF-3
              Filed February 1, 2019
              File Nos. 333-229493 and 333-229493-01

Dear Mr. Hoberman:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form SF-3

Form of Prospectus

Asset Representations Review--Other Matters Relating to the Asset
Representations Reviewer,
page 129

   1. We note that your form of prospectus describes the manner, but not the amount, in which the asset representations reviewer is compensated. Please revise your disclosure to include the amounts payable to the asset representations reviewer pursuant to the asset representations review agreement. Refer to Item 1109(b)(4) of Regulation
AB.
 David J. Hoberman
American Express Receivables Financing Corporation VIII LLC
February 27, 2019
Page 2


Item 14. Exhibits.

      2. We note that your exhibit list indicates that confidential information has been omitted from Exhibits 4.11.11 and 4.11.12. It appears that these exhibits have been filed in full without redactions. If true, please delete the notations to Exhibits
4.11.11 and 4.11.12 or
         advise.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Benjamin Meeks, Special Counsel, at (202) 551-7146 or me at (202)
551-3313 if you have any questions.


                                                               Sincerely,

                                                               /s/ Rolaine S.
Bancroft

                                                               Rolaine S.
Bancroft
                                                               Senior Special
Counsel
                                                               Office of
Structured Finance


cc:      David A. Kanarek, Esq.
         American Express Company

         Alan M. Knoll, Esq.
         Orrick, Herrington & Sutcliffe LLP